EXHIBIT 11.1

Consent of Independent Auditor

To the Board of Directors CapRocq Core REIT, Inc.

We consent to the use in this Regulation A Offering Circular on Form 1-A of CAPROCQ Core REIT, Inc of our independent auditor’s report dated November 17, 2016, relating to our audit of the consolidated balance sheet of CapRocq Core REIT, Inc. as of September 23, 2016 and of the related consolidated statements of income (loss), changes in stockholders’ deficit and cash flows for the period from August 24, 2016 (Date of Inception) through September 23, 2016, and of our independent auditor’s report dated February 3, 2017, relating to the statements of revenues and certain expenses of Village on the Creeks – Colgate for the year ended December 31, 2015 and for the period from July 3, 2014 through December 31, 2014.

/s/ JPMS Cox, PLLC

Little Rock, Arkansas

February 3, 2017